Exhibit 99.1

Vitru Limited

Unaudited interim

condensed consolidated

financial statements

September 30, 2022

Vitru Limited

Unaudited interim condensed consolidated statements of financial position at

(In thousands of Brazilian Reais)

		September 30,	December 31,
	Note	2022	2021
ASSETS

CURRENT ASSETS
Cash and cash equivalents	6	189,047	75,587
Short-term investments	6	63,421	253,042
Trade receivables	7	244,786	140,560
Income taxes recoverable		10,320	7,747
Prepaid expenses	9	23,088	34,957
Receivables from hub partners	10	14,697	-
Other current assets		8,775	2,891
TOTAL CURRENT ASSETS		554,134	514,784

NON-CURRENT ASSETS
Trade receivables	7	28,638	5,933
Indemnification assets		8,301	8,624
Deferred tax assets	8	-	83,350
Receivables from hub partners	10	49,225	-
Other non-current assets		6,102	1,641

Right-of-use assets	11	356,805	136,104
Property and equipment	12	187,965	106,839
Intangible assets	13	4,516,362	670,152
TOTAL NON-CURRENT ASSETS		5,153,398	1,012,643

TOTAL ASSETS		5,707,532	1,527,427

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

Vitru Limited

Unaudited interim condensed consolidated statements of financial position at

(In thousands of Brazilian Reais)

		September 30,	December 31,
	Note	2022	2021
LIABILITIES

CURRENT LIABILITIES
Trade payables		67,661	41,706
Loans and financing	14	97,035	-
Lease liabilities	11	53,434	27,204
Labor and social obligations	15	97,617	25,015
Taxes payable		10,958	3,253
Prepayments from customers		37,172	10,321
Accounts payable from acquisition of subsidiaries	16	155,297	149,765
Other current liabilities		4,891	2,078
TOTAL CURRENT LIABILITIES		524,065	259,342

NON-CURRENT
Lease liabilities	11	280,409	134,328
Loans and financing	14	1,910,705	-
Share-based compensation	5	29,009	52,283
Accounts payable from acquisition of subsidiaries	16	574,192	-
Provisions for contingencies	17	28,081	14,872
Deferred tax liabilities	8	612,559	-
Other non-current liabilities		1,435	474
TOTAL NON-CURRENT LIABILITIES		3,436,390	201,957

TOTAL LIABILITIES		3,960,455	461,299

EQUITY	18
Share capital		8	6
Capital reserves		1,639,932	1,039,588
Retained earnings		107,137	26,534
TOTAL EQUITY		1,747,077	1,066,128

TOTAL LIABILITIES AND EQUITY		5,707,532	1,527,427

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

Vitru Limited

Unaudited interim condensed consolidated statements of profit or loss and other comprehensive income for the three and nine months periods ended September 30, 2022 and 2021.

(In thousands of Brazilian Reais, except earnings per share)

		Three Months Ended		Nine Months Ended
		September 30,		September 30,
	Note	2022	2021	2022	2021
NET REVENUE	22	400,827	148,059	886,633	465,205

Cost of services rendered	23	(168,859)	(67,777)	(351,909)	(180,340)

GROSS PROFIT		231,968	80,282	534,724	284,865

General and administrative expenses	23	(38,262)	(24,038)	(122,975)	(66,083)
Selling expenses	23	(69,604)	(24,090)	(159,402)	(87,385)
Net impairment losses on financial assets	7	(41,565)	(23,703)	(105,898)	(76,611)
Other income (expenses), net	24	(2,805)	-	(1,827)	426
Operating expenses		(152,236)	(71,831)	(390,102)	(229,653)

OPERATING PROFIT		79,732	8,451	144,622	55,212

Financial income	25	19,574	14,919	49,052	32,741
Financial expenses	25	(90,833)	(19,354)	(167,573)	(50,671)
Financial results		(71,259)	(4,435)	(118,521)	(17,930)

PROFIT BEFORE TAXES		8,473	4,016	26,101	37,282

Current income taxes	8	(5,844)	(2,262)	(13,488)	(20,150)
Deferred income taxes	8	33,177	1,252	67,990	23,123
Income taxes		27,333	(1,010)	54,502	2,973

NET INCOME FOR THE PERIOD		35,806	3,006	80,603	40,255

Other comprehensive income		-	-	-	-

TOTAL COMPREHENSIVE INCOME		35,806	3,006	80,603	40,255

Basic earnings per share (R$)	19	1.25	0.13	3.13	1.74
Diluted earnings per share (R$)	19	1.13	0.12	2.89	1.63

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

Vitru Limited

Unaudited interim condensed consolidated statement of changes in equity for the nine months period ended September 30, 2022 and 2021.

(In thousands of Brazilian Reais)

		Capital reserves
	Share capital	Additional paid-in capital	Share-based compensation	Retained earnings (accumulated losses)	Total
DECEMBER 31, 2020	6	1,020,541	1,515	(44,114)	977,948

Profit for the period	-	-	-	40,255	40,255
Employee share program
Capital contributions	-	9,723	-	-	9,723
Value of employee services	-	-	5,679	-	5,679

SEPTEMBER 30, 2021	6	1,030,264	7,194	(3,859)	1,033,605

DECEMBER 31, 2021	6	1,030,792	8,796	26,534	1,066,128

Profit for the period	-	-	-	80,603	80,603
Issuance of shares for the acquisition of Unicesumar	2	560,544	-	-	560,546
Employee share program
Capital contributions	-	18,329	-	-	18,329
Issue of shares to employees	-	17,770	(17,770)	-	-
Value of employee services	-	-	21,471	-	21,471
SEPTEMBER 30, 2022	8	1,627,435	12,497	107,137	1,747,077

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

Vitru Limited

Unaudited interim condensed consolidated statement of cash flows for the nine months period ended September 30, 2022 and 2021.

(In thousands of Brazilian Reais)

		Nine Months Ended September 30,
	Note	2022	2021
Cash flows from operating activities
Profit before taxes		26,101	37,282
Adjustments to reconcile income before taxes to cash provided on operating activities
Depreciation and amortization	11 / 12 / 13	98,007	39,714
Net impairment losses on financial assets	7	105,898	76,611
Provision for revenue cancellation	7	616	537
Provision for contingencies		2,930	876
Accrued interests		147,950	15,071
Share-based compensation	20	(1,743)	14,865
Loss on sale or disposal of non-current assets		2,246	-
Modification of lease contracts		(554)	(337)
Changes in operating assets and liabilities:
Trade receivables		(154,484)	(81,218)
Prepayments		(1,028)	(845)
Other assets		(5,425)	5,287
Trade payables		21,576	(610)
Labor and social obligations		34,780	19,342
Other taxes payable		(234)	576
Prepayments from customers		9,095	1,923
Other payables		(2,160)	462
Cash from operations		283,571	129,536

Income tax paid		(16,061)	(15,411)
Interest paid	11 / 14 / 16	(19,391)	(19,490)
Contingencies paid		(3,404)	(3,389)
Net cash provided by operating activities		244,715	91,246

Cash flows from investing activities
Purchase of property and equipment	12	(23,131)	(17,349)
Purchase and capitalization of intangible assets	13	(27,907)	(24,485)
Payments for the acquisition of interests in subsidiaries, net of cash	16	(2,200,823)	(10,557)
Acquisition of short-term investments, net		189,621	38,132
Net cash used in investing activities		(2,062,240)	(14,259)

Cash flows from financing activities
Payments of lease liabilities	11	(10,010)	(8,066)
Proceeds from loans and financing, net of transaction costs		1,905,851	(12,786)
Costs related to future issuances	9	16,815	-
Capital contributions		18,329	9,723
Net cash provided by (used in) financing activities		1,930,985	(11,129)

Net increase in cash and cash equivalents		113,460	65,858

Cash and cash equivalents at the beginning of the period		75,587	85,930
Cash and cash equivalents at the end of the period		189,047	151,788
		113,460	65,858

See Note 26 for the main transactions in investing and financing activities not affecting cash.

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

Vitru Limited

Notes to the unaudited interim condensed consolidated financial statements.

September 30, 2022 and 2021.

(In thousands of Brazilian Reais, except as otherwise indicated)

1.	Corporate information

Vitru Limited (“Vitru”) and its subsidiaries (collectively, the “Company” or “Group”) is a holding company incorporated under the laws of the Cayman Islands on March 05, 2020 and whose shares are publicly traded on the National Association of Securities Dealers Automated Quotations Payments exchange (NASDAQ) under the ticker symbol “VTRU”.

Vitru is a holding company whose principal shareholders are Vinci Partners, through the investments funds “Vinci Capital Partners II FIP Multiestratégia”, “Agresti Investments LLC”, “Botticelli Investments LLC”, Raffaello Investments LLC”, the Carlyle Group, through the fund “Mundi Holdings I, L.L.C.”, SPX Capital, through the investment fund “Mundi Holdings II, L.L.C.” and Neuberger
Berman, through the investment fund NB Verrochio LP.

The Company is principally engaged in providing educational services in Brazil, mainly undergraduate and continuing education courses, presentially through campuses, or via distance learning, through 2.108 (December 31, 2021 – 939) learning centers (“hubs”) across the country.

These unaudited interim consolidated financial statements were authorized for issue by the Board of Directors on November 10, 2022.

1.1.	Significant events during the period

a)	Operating events

Seasonality:

The distance learning undergraduate courses are structured around separate monthly modules. This enables students to enroll in distance learning courses at any time during a semester. Despite this flexibility, generally a higher number of enrollments in distance learning courses occurs in the first and third quarters of each year. These periods coincide with the beginning of academic semesters in Brazil. Furthermore, there is a higher number of enrollments at the beginning of the first semester of each year than at the beginning of the second semester of each year. In order to attract and encourage potential new students to enroll in undergraduate courses later in the semester, the Group often offers discounts, generally equivalent to the number of months that have passed in the semester. As a result, given revenue from semiannual contracts are recorded over the time in a semester, revenue is generally higher in the second and fourth quarters of each year, as additional students enroll in later in the semester. Revenue is also higher later in the semester due to lower dropout rates during that same period.

Leases (Note 11):

With the opening of new hubs according to the Group’s expansion strategy, new lease contracts were signed for the Group’s own hubs during the nine months ended September 30, 2022. Such new lease contracts resulted in an increment of R$ 4,390 to both right-of-use assets and lease liabilities.

Capital contributions:

During the nine months ended September 30, 2022, the SOP participants settled 239.887 new shares that were issued on September 2021 and 141.593 new shares issued in 2022, regarding the realization of SOP options. The amount paid for the shares in 2022 was R$ 18,329.

Share-based compensation (Note 5 and 20)

In the period between February and September 2022, first Stock Options Program (SOP) participants sold 538,815 shares on the market, thus ending the Company's purchase obligation, and changing the SOP from cash settled into equity settled. The impact caused by this operation was a reversal of R$ 79,936 in liabilities and a constitution of reserve in equity of R$ 17,862.

Allowance for doubtful accounts for expected credit losses (ECL) (Note 7)

On June 2022 the Company reviewed its allowance for doubtful accounts based on lifetime ECL due to synergies already implemented through the broader use of best practices from Unicesumar that generated improvements in the collection numbers from customers from the previous portfolios of the Company.

Vitru Limited

Notes to the unaudited interim condensed consolidated financial statements.

September 30, 2022 and 2021.

(In thousands of Brazilian Reais, except as otherwise indicated)

b)	Business combination (Note 3)

On May 20, 2022, the company closed the purchase agreement (transaction date) of the entire share capital of CESUMAR - Centro de Ensino Superior de Maringá Ltda, or “Unicesumar” through its subsidiary Vitru Brasil Empreendimentos, Participações e Comércio e S.A. or “Vitru Brasil”, when the consideration provided for in the purchase and sale agreement was transferred and control of Unicesumar was transferred to the Company, after usual conditions precedent, including appreciation by a regulatory agency antitrust and other regulatory approvals.

On September 1, 2022, the company closed the purchase agreement (transaction date) of the entire share capital of Rede Enem Serviços de Internet Ltda through its subsidiary Vitru Brasil Empreendimentos, Participações e Comércio e S.A. or “Vitru Brasil” in the amount of R$ 1.400. Rede Enem is a platform that provides free content through an ecosystem that includes blogs, free preparatory courses, and social media profiles.

c)	Issue of debenture bonds (Note 14)

On May 19, 2022, the company issued two series of debentures through its subsidiary Vitru Brasil, the first series comprising 500 bonds maturing between November 2023 and May 2024, and the second series comprising 1,450 bonds maturing between May 2025 and May 2027. The nominal value of the bonds of both series is R$ 1,000.00.

d)	Investment from Crescera Capital

On September 27, 2022, the company announced that entered into an investment agreement with Crescera Growth Capital Master V Fundo de Investimento em Participações Multiestratégia and Crescera Growth Capital V Coinvestimento III Fundo de Investimento em Participações Multiestratégia (collectively, “Crescera”), pursuant to which Crescera has agreed to subscribe for 3,636,363 new common shares to be issued by Vitru (which, upon issuance, will amount to approximately 10.6% of Vitru’s outstanding common shares) for a total consideration of R$ 300 million, equivalent to approximately US$ 56 million based on current exchange rates as of September 27, 2022.

The closing of the transaction is subject to customary conditions precedent, including antitrust and other regulatory approvals.

2.	Basis of preparation of the unaudited interim condensed consolidated financial statements

The unaudited interim condensed consolidated financial statements of the Group as of September 30, 2022, and for the nine and three months period ended September 30, 2022 have been prepared in accordance with IAS 34 – Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”). The information does not meet all disclosure requirements for the presentation of full annual consolidated financial statements and thus should be read in conjunction with the Group’s consolidated financial statements for the year ended December 31, 2021, prepared in accordance with International Financial Reporting Standards (“IFRS”).

The accounting policies adopted are consistent with those of the previous fiscal year and corresponding interim reporting period. The Group has not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective.

The unaudited interim condensed consolidated financial statements are presented in Brazilian reais (“R$”), and all amounts disclosed in the financial statements and notes have been rounded off to the nearest thousand currency units unless otherwise stated.

There were no changes since December 31, 2021 in the accounting practices adopted for consolidation and in the direct and indirect interests of the Company in its subsidiaries for the purposes of these unaudited interim condensed consolidated financial statements.

2.1.	Significant accounting estimates and assumptions

The preparation of unaudited interim condensed consolidated financial statements of the Group requires management to make judgments and estimates and to adopt assumptions that affect the amounts presented referring to revenues, expenses, assets and liabilities at the reporting date. Actual results may differ from these estimates.

In preparing these unaudited interim condensed consolidated financial statements, the significant judgements and estimates made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those that are set the consolidated financial statements for the year ended December 31, 2021.

2.2.	Financial instruments risk management objectives and policies

The unaudited interim condensed consolidated financial statements do not include all financial risk management information and disclosures required in the annual consolidated financial statements; they should be read in conjunction with the Group’s annual

Vitru Limited

Notes to the unaudited interim condensed consolidated financial statements.

September 30, 2022 and 2021.

(In thousands of Brazilian Reais, except as otherwise indicated)

consolidated financial statements as of December 31, 2021. There have been no changes in the risk management department or in any risk management policies since the year-end.

3.	Business combinations

On August 23, 2021, we entered into a purchase agreement with the shareholders of CESUMAR - Centro de Ensino Superior de Maringá Ltda, or “Unicesumar”, to acquire the entire share capital of Unicesumar. The transaction was closed on May 20, 2022 (transaction date), when the consideration provided for in the purchase and sale agreement was transferred and control of Unicesumar was transferred to the Company, after usual conditions precedent, including appreciation by a regulatory agency antitrust and other regulatory approvals.

Unicesumar is a leading and fast-growing higher education institution in Brazil focused on the distance learning market, founded in 1989 in Maringá - Paraná. As of December 31, 2021, UniCesumar had 1,007 hubs and approximately 356 thousand students, of which 340 thousand are in digital education. Unicesumar also has significant on-site courses in the health area, mainly Medicine, with more than 1,600 students.

The acquisitions were accounted for using the acquisition method where the consideration transferred and the identifiable assets and liabilities acquired were measured at fair value, while goodwill is measured as the excess of consideration paid over those items.

ASSETS	494,439
Cash and cash equivalents	62,017
Trade receivables	78,929
Financial assets	62,385
Income taxes recoverable	3,617
Prepaid expenses	3,918
Deferred tax assets	17,580
Other assets	4,984
Right-of-use assets	170,980
Property and equipment	78,096
Intangible assets	11,933

LIABILITIES	357,389
Trade payables	70,067
Lease liabilities	171,829
Labor and social obligations	37,781
Income taxes payable	11,556
Prepayments from customers	17,731
Dividends	30,000
Provisions for contingencies	12,510
Other liabilities	5,915

Total acquired net assets at book value	137,050
Total identifiable net assets at fair value	1,516,987
Purchase consideration	3,279,333

Goodwill arising on acquisition	1,625,296

Purchase consideration

The total of consideration transferred was calculated based on the terms of the agreement with the former owners of Unicesumar shares. They received cash and Vitru Ltd shares just like determined in the terms of the business combination agreement.

The consideration consists of R$ 2.688 million paid in cash, 7,182 thousand of Vitru Ltd shares at US$ 16.00 per share, issued at the closing date and a contingent consideration where an additional of R$ 1 million will be paid for each new license to operate medical courses get in the next 5 years, with a maximum value of R$ 50 million:

Vitru Limited

Notes to the unaudited interim condensed consolidated financial statements.

September 30, 2022 and 2021.

(In thousands of Brazilian Reais, except as otherwise indicated)

Purchase consideration	3,279,333%
Cash payable at the acquisition date	2,162,500	65,94%
Amount to be payable after 12 months	525,681	16,03%
Contingent consideration (i)	30,608	0,93%
Payable through the issuance of new Vitru shares	560,544	17,09%

(i) The contingent consideration was estimated through a technical analysis by an education professional in the area of medicine, which concluded that it is possible to authorize 40 additional licenses by the MEC according to the proportion of new license to operate medical courses available in the region of Corumbá in the period of 5 years. The amount of 30,608 recognized corresponds to the present value of the authorization of 40 additional license in the next 5 years.

The company estimated the likelihood to obtain new licenses to operate medical courses in the next 5 years based on Unicesumar’s history for the consideration purpose.

Goodwill allocation

Fair value adjustments	1,516,987
Customer relationships	294,525
Brand	352,189
Non-compete agreement	272,416
Software	33,379
Teaching-learning material (TLM)	26,584
Operation licenses for distance learning	1,206,641
Leasing contracts	57,278
Licenses to operate medical courses	55,454
Deferred taxes on temporary differences	(781,479)
Goodwill	1,625,296

Total fair value of the identifiable assets + goodwill	3,142,283

From the date of acquisition to September 2022, Unicesumar contributed to revenue in the Consolidated Financial Statements as of September 30, 2022, in the amount of R$ 319,886 and R$ 124,285 in the net profit for the nine months ended September 30, 2022.

If the acquisitions had been concluded on January 1, 2022, the Company estimates its combined (include Company and the acquisition of Unicesumar) net revenue would have been R$ 1,232,574 and net income of R$ 97,607 for the nine months ended September 30, 2022.

Acquisition of Rede Enem

On September 1, 2022, the company acquired 100% of the share capital of Rede Enem Serviços de Internet Ltda through its subsidiary Vitru Brasil Empreendimentos, Participações e Comércio e S.A. or “Vitru Brasil”. Rede Enem is a platform that provides free content through an ecosystem that includes blogs, free preparatory courses, and social media profiles.

Vitru Limited

Notes to the unaudited interim condensed consolidated financial statements.

September 30, 2022 and 2021.

(In thousands of Brazilian Reais, except as otherwise indicated)

The aggregate purchase price of R$ 1,400 was paid in cash at the closing date. The following table presents the assets acquired and liabilities assumed at book value in the business combination:

ASSETS	90
Cash and cash equivalents	23
Trade receivables	32
Other assets	7
Property and equipment	28

LIABILITIES	97
Loans and financing	12
Labor and social obligations	41
Prepayments from customers	25
Other liabilities	19

Total acquired net assets at book value	(7)
Total identifiable net assets at fair value	-
Purchase consideration	1,400

Goodwill arising on acquisition	1,407

Considering the acquisition has occurred on September 1, 2022 these are preliminary disclosure as the effects of the purchase price allocation report is in progress and in the measurement period, as described in IFRS 3.

4.	Segment reporting

Segment information is presented consistently with the internal reports provided to the Senior management team, consisting of the chief executive officer, the chief financial officer and other executives, which is the Chief Operating Decision Maker (CODM) and is responsible for allocating resources, assessing the performance of the Company's operating segments, and making the Company’s strategic decisions.

In reviewing the operational performance of the Company and allocating resources, the CODM reviews selected items of the statement of profit or loss and of comprehensive income, based on relevant financial data for each of the Company’s operating segments, represented by the Company’s main lines of service from which it generates revenue, as follows:

●	Digital education undergraduate courses
●	Continuing education courses
●	On-campus undergraduate courses

Segment performance is primarily evaluated based on net revenue and on adjusted earnings before interest, tax, depreciation and amortization (Adjusted EBITDA). The Adjusted EBITDA is calculated as operating profit plus depreciation and amortization plus interest received on late payments of monthly tuition fees and adjusted by the elimination of effects from share-based compensation plus/minus exceptional expenses. General and administrative expenses (except for intangible assets’ amortization and impairment expenses), finance results (other than interest on tuition fees paid in arrears) and income taxes are managed on a Company’s consolidated basis and are not allocated to operating segments.

There were no inter-segment revenues in the period ended September 30, 2022 and 2021. There were no adjustments or eliminations in the profit or loss between segments.

The CODM do not make strategic decisions or evaluate performance based on geographic regions. Currently, the Company operates solely in Brazil and all the assets, liabilities and results are located in Brazil.

Vitru Limited

Notes to the unaudited interim condensed consolidated financial statements.

September 30, 2022 and 2021.

(In thousands of Brazilian Reais, except as otherwise indicated)

a)	Measures of performance

	Digital
	education	Continuing	On-campus
	undergraduate	education	undergraduate
Three Months Ended September 30,	courses	courses	courses	Total allocated
2022
Net revenue	282,486	20,860	97,481	400,827
Adjusted EBITDA	113,890	11,415	42,237	167,542
% Adjusted EBITDA margin	40.32%	54.72%	43.33%	41.80%

2021
Net revenue	126,240	12,021	9,798	148,059
Adjusted EBITDA	42,072	6,243	2,914	51,229
% Adjusted EBITDA margin	33.33%	51.93%	29.74%	34.60%

	Digital
	education	Continuing	On-campus
	undergraduate	education	undergraduate
Nine Months Ended September 30,	courses	courses	courses	Total allocated
2022
Net revenue	682,383	49,037	155,213	886,633
Adjusted EBITDA	277,352	28,947	62,292	368,591
% Adjusted EBITDA margin	40.64%	59.03%	40.13%	41.57%

2021
Net revenue	386,118	43,250	35,837	465,205
Adjusted EBITDA	132,382	23,432	18,706	174,520
% Adjusted EBITDA margin	34.29%	54.18%	52.20%	37.51%

The total of the reportable segments’ net revenues represents the Company’s net revenue. A reconciliation of the Company’s loss before taxes to the allocated Adjusted EBITDA is shown below:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2022	2021	2022	2021
Income before taxes	8,473	4,016	26,101	37,282
(+) Financial result	71,259	4,435	118,521	17,930
(+) Depreciation and amortization	51,900	14,190	98,007	39,714
(+) Interest on tuition fees paid in arrears	9,351	5,802	19,997	14,605
(+) Share-based compensation plan	(9,576)	5,196	(1,743)	14,865
(+) Other income (expenses), net	2,805	-	1,827	(426)
(+) Restructuring expenses	8,618	2,706	20,122	6,209
(+) M&A and Offering Expenses	733	2,373	25,085	4,882
(+) Other operational expenses unallocated	23,979	12,511	60,674	39,459
Adjusted EBITDA allocated to segments	167,542	51,229	368,591	174,520

Vitru Limited

Notes to the unaudited interim condensed consolidated financial statements.

September 30, 2022 and 2021.

(In thousands of Brazilian Reais, except as otherwise indicated)

b)	Other profit and loss disclosure

	Digital
	education	Continuing	On-campus
	undergraduate	education	undergraduate
Three Months Ended September 30,	courses	courses	courses	Unallocated	Total
2022
Net impairment losses on financial assets	34,410	2,345	4,810	-	41,565
Depreciation and amortization	15,067	610	19,214	17,009	51,900
Interest on tuition fees paid in arrears	6,120	276	2,955	-	9,351

2021
Net impairment losses on financial assets	18,917	3,620	1,166	-	23,703
Depreciation and amortization	9,907	234	2,313	1,736	14,190
Interest on tuition fees paid in arrears	4,921	153	728	-	5,802

	Digital
	education	Continuing	On-campus
	undergraduate	education	undergraduate
Nine Months Ended September 30,	courses	courses	courses	Unallocated	Total
2022
Net impairment losses on financial assets	88,246	6,534	11,118	-	105,898
Depreciation and amortization	40,101	967	30,171	26,768	98,007
Interest on tuition fees paid in arrears	14,870	736	4,391	-	19,997

2021
Net impairment losses on financial assets	61,520	12,100	2,991	-	76,611
Depreciation and amortization	26,902	1,196	6,593	5,023	39,714
Interest on tuition fees paid in arrears	11,921	529	2,155	-	14,605

5.	Fair Value Measurement

As of September 30, 2022, the Company has only Share-based compensation liabilities measured at fair value, in the amount of R$ 29,009, which are classified in Level 3 of fair value measurement hierarchy given significant unobservable inputs used.

There were no transfers between Levels during the nine months ended September 30, 2022.

The following table presents the changes in level 3 items for the nine months ended September 30, 2022 and 2021 for recurring fair value measurements:

	Share-based compensation
	2022	2021
At the beginning of the year	52,283	46,260
Adjusted through profit and loss – general and administrative (i)	(23,274)	8,455
As of September 30,	29,009	54,715

(i) As described on note 1.1.a., for the nine months ended September 30, 2022, first Stock Options Program (SOP) participants sold 538,815 shares on the market, thus ending the Company's purchase obligation, and changing the SOP from cash settled into equity settled.

The Company assessed that the fair values of financial instruments at amortized cost such as cash and cash equivalents, short-term investments, current trade receivables and trade payables approximate their carrying amounts largely due to the short-term maturities of these instruments. Non-current trade receivables, lease liabilities, accounts payable from acquisition of subsidiaries and loans and financing have their carrying amount adjusted by their respective effective interest rate in order to be presented as close as possible to its fair value.

Vitru Limited

Notes to the unaudited interim condensed consolidated financial statements.

September 30, 2022 and 2021.

(In thousands of Brazilian Reais, except as otherwise indicated)

The following table summarizes the quantitative information about the significant inputs used in level 3 fair value measurements:

	Weighted average inputs
	As of September 30,
Unobservable inputs	2022	2021	Relationship of unobservable inputs to fair value
Net operating revenue growth rate (i)	24.8%	22.5%

2021: Increased growth rate (+200 basis points (bps)) and lower discount rate (-100 bps) would increase FV by R$ 435; lower growth rate (-200 bps) and higher discount rate (+100 bps) would decrease FV by R$ 433.

Pre-tax discount rate (ii)	11.2%	11.4%

2020: Increased growth rate (+200 basis points (bps)) and lower discount rate (-100 bps) would increase FV by R$ 553; lower growth rate (-200 bps) and higher discount rate (+100 bps) would decrease FV by R$ 548.

(i) The growth rate of net operating revenue is based on the historical growth of the student base and management’s expectations of market development.

(ii) Pre-tax discount rate reflects specific risks relating to the segment and country in which the Company operates.

6.	Cash and cash equivalents and short-term investments

	September 30,	December 31,
	2022	2021
Cash equivalents and bank deposits in foreign currency (i)	24,963	15,722
Cash and cash equivalents (ii)	164,084	59,865
	189,047	75,587

Short-term investments (iii)	63,421	253,042

(i) Short-term deposits (mainly proceeds from the IPO) maintained in U.S. dollar.

(ii) Cash equivalents are comprised of short-term deposits with a maturity of three months or less, which are subject to an insignificant risk of changes in value, readily convertible into cash.

(iii) Short-term investments, decreased by the payments for the acquisition of Unicesumar, correspond to financial investments in Investment Funds, with highly rated financial institutions. As of September 30, 2022, the average interest on these Investment Funds is 10.27% p.a., corresponding to 101.68% of CDI. Despite the fact these investments have high liquidity and have insignificant risk of changes in value, they do not qualify as cash equivalents given the nature of investment portfolio and their maturity. Due to the short-term nature of these investments, their carrying amount is the same as their fair value.

7.	Trade receivables

	September 30,	December 31,
	2022	2021
Tuition fees	415,004	247,419
FIES and UNIEDU Guaranteed Credits	24,230	2,103
PEP - Special Installment Payment (i)	13,771	15,096
CREDIN - Internal Educational Credit (ii)	37,316	-
Provision for revenue cancellation	(4,807)	(4,191)
Allowance for expected credit losses of trade receivables	(212,090)	(113,934)
Total trade receivables	273,424	146,493

Current	244,786	140,560
Non-current	28,638	5,933

(i) In 2015, a special private installment payment program (PEP) was introduced to facilitate the entry of students who could not qualify for FIES, due to changes that occurred to the program at the time. These receivables bear interests of 1.34% and, given long-term term of the installments, they have been discounted at an interbank rate of 2.76%.

(ii) Unicesumar has a program similar to PEP, the students receive a deducted from tuition gross amount from services provided during the entire duration of such student's undergraduate. The deduction is based on a fixed percentage and, after graduation, the students pay back the deduction on the current value of tuition.

Vitru Limited

Notes to the unaudited interim condensed consolidated financial statements.

September 30, 2022 and 2021.

(In thousands of Brazilian Reais, except as otherwise indicated)

The aging list of trade receivables is as follows:

	September 30,	December 31,
	2022	2021
Receivables falling due	148,254	72,338

Receivables past due
From 1 to 30 days	56,534	27,368
From 31 to 60 days	25,294	25,949
From 61 to 90 days	19,462	22,782
From 91 to 180 days	89,020	40,326
From 181 to 365 days	117,376	75,855
More than 366 days	34,381	-
Provision for revenue cancellation	(4,807)	(4,191)
Allowance for estimated credit losses	(212,090)	(113,934)
	273,424	146,493

Cancellations consist of deductions of the revenue to adjust it to the extension it is probable that it will not be reversed, generally related to students that have not attended classes and do not recognize the service provided or are dissatisfied with the services being provided. A provision for cancellation is estimated using the expected value method, which considers accumulated experience and is updated at the end of each period for changes in expectations.

Changes in the Company’s revenue cancellation provision are as follows:

	2022	2021
At the beginning of the year	(4,191)	(3,136)
Additions	(14,264)	(8,640)
Reversals	13,648	8,103
As of September 30,	(4,807)	(3,673)

The Company records the allowance for expected credit losses of trade receivables on a monthly basis by analyzing the amounts invoiced in the month, the monthly volume of receivables and the respective outstanding amounts by late payment range, calculating the recovery performance. Under this methodology, the monthly billed amount and each late payment range is assigned a percentage of probability of loss that is accrued for on a recurring basis.

When the delay exceeds 365 days (730 days to the trade receivables of Unicesumar), the receivable is written down. Even for written-off receivables, collection efforts continue, and their receipt is recognized directly in the statement of profit or loss, when incurred, as recovery of losses.

Changes in the Company’s allowance for expected credit losses are as follows:

	2022	2021
At the beginning of the year	(113,934)	(102,128)
Write-off of uncollectible receivables	82,358	66,287
Reversal	19,242	11,416
Business combinations	(74,616)	-
Allowance for expected credit losses	(125,140)	(88,027)
As of September 30,	(212,090)	(112,452)

Vitru Limited

Notes to the unaudited interim condensed consolidated financial statements.

September 30, 2022 and 2021.

(In thousands of Brazilian Reais, except as otherwise indicated)

8.	Current and deferred income tax

a)	Reconciliation of income tax in the statement of profit or loss

Income taxes differs from the theoretical amount that would have been obtained by using the nominal income tax rates applicable to the income of the Company entities, as follows:

	Nine Months Ended September 30,
	2022	2021
Earnings before taxes	26,101	37,282
Statutory combined income tax rate - %	34%	34%
Income tax at statutory rates	(8,874)	(12,676)

Income exempt from taxation - ProUni benefit (i)	69,713	64
Unrecognized deferred tax asset on tax losses	(1,377)	(503)
Previously unrecognized tax losses used to reduce deferred tax	-	32
Difference on tax rates from offshore companies (ii)	1,348	19,146
Non-deductible expenses	(6,132)	(3,219)
Other	(176)	129
Total income tax and social contribution	54,502	2,973
Effective tax rate - %	(209)%	(8)%

Current income tax expense	(13,488)	(20,150)
Deferred income tax income	67,990	23,123

(i) The University for All Program - ProUni, establishes, through Law 11,096, dated January 13, 2005, exemption from certain federal taxes for higher education institutions that provide full and partial scholarships to low-income students enrolled in traditional undergraduate and technological undergraduate programs. The Company's higher education companies are included in this program.

(ii) Considering that the Company is domiciled in Cayman and there is no income tax in that jurisdiction, the combined tax rate of 34% demonstrated above is the current rate applied to all Company’s subsidiaries, and operating entities in Brazil.

b)Deferred income tax

The following deferred taxes were recorded at the nominal rate of 34%. Under Brazilian tax law, temporary differences and tax losses can be carried forward indefinitely, however, tax loss carryforwards can only be used to offset up to 30% of taxable profit for the year.

	Balance sheet			Profit or loss
	September 30,	Business	December 31,	September 30,	September 30,
	2022	combinations	2021	2022	2021
Tax loss carryforward (i)	64,274	-	14,410	49,864	115
Intangible assets on business combinations	(784,017)	(781,479)	(18,355)	15,817	1,347
Allowance for expected credit losses	67,297	11,772	47,128	8,397	586
Labor provisions	18,242	1,563	23,562	(6,883)	18,587
Lease contracts	8,576	-	8,394	182	1,005
Provision for revenue cancellation	1,634	-	1,426	208	184
Provision for contingencies	6,725	4,245	2,124	356	10
Other provisions	4,710	-	4,661	49	1,289
Total	(612,559)	(763,899)	83,350	67,990	23,123

Deferred tax assets	-		83,350
Deferred tax liabilities	612,559		-

(i) Given the continuous growth in Continuing Education activities for the years 2020 and 2019, and changes to the structure of its operations, in 2021 the Company reviewed previously unrecognized tax losses and temporary differences, determining that it is now probable that taxable profits will be available, the tax losses can be utilized and temporary differences can be realized, and that are now expected to be used and realized until 2025.

Vitru Limited

Notes to the unaudited interim condensed consolidated financial statements.

September 30, 2022 and 2021.

(In thousands of Brazilian Reais, except as otherwise indicated)

9.	Prepaid expenses

	September 30,	December 31,
	2022	2021
Costs related to future issuances (i)	7,137	23,952
Prepayments to employees	2,297	4,425
Prepayments to suppliers	6,852	4,111
Prepayments to hub partners	388	345
Software licensing	1,458	837
Insurance	403	102
Others	4,553	1,185
Prepaid expenses	23,088	34,957

(i) Transaction costs are defined as incremental costs that are directly attributable to the acquisition, issue or disposal of a financial asset or financial liability. An incremental cost is one that would not have been incurred if the entity had not acquired, issued, or disposed of the financial instrument. The company had secured a firm credit line from leading Brazilian banks in an aggregate amount of R$1.95 billion (five-year financing) for the business combination with Unicesumar described on note 1.1.a. Until the closing of the agreement, the transaction costs related to loans, financing and share issuance will remain in prepaid expenses.

10.	Receivables from hub partners

The other financial assets are amounts of cash transferred to hub partners centers as follows:

September 30,
2022
Credit to hub partners – distance learning centers	66,471
Allowance for expected credit losses of financial assets	(2,549)
Financial assets	63,922

Current	14,697
Non-current	49,225

The amount of allowance for expected losses is rated by partner, the estimate is calculated by the relationship between the amounts of credit to hub partners and the accumulated amount transferred by joint operations during the last 12 months. For partners with an index higher than 1.4, the Entity recorded a provision of 25% of the balance of resources made available to the partner. For the others, the provision made was 2% of the balance.

Vitru Limited

Notes to the unaudited interim condensed consolidated financial statements.

September 30, 2022 and 2021.

(In thousands of Brazilian Reais, except as otherwise indicated)

11.	Leases

Set out below, are the carrying amounts of the Company’s right-of-use assets related to buildings used as offices and hubs and lease liabilities and the movements during the period:

	Right-of-use assets	Lease Liabilities
As of December 31, 2021	136,104	161,532

New contracts	4,390	4,390
Re-measurement by index (i)	15,220	15,220
Lease modification	(8,564)	(9,118)
Business combinations	228,258	171,829
Depreciation expense	(18,603)	-
Accrued interest	-	19,391
Payment of principal	-	(10,010)
Payment of interest	-	(19,391)
As of September 30, 2022	356,805	333,843

Current	-	53,434
Non-current	356,805	280,409

(i) Lease liabilities and right-of-use assets were incremented with respect to variable lease payments that depend on an index or a rate, as a result of annual rental prices contractually adjusted by market inflation rate General Market Price Index (Índice Geral de Preços do Mercado), or IGP-M.

The Company recognized rent expense from short-term leases and low-value assets of R$ 4,285 for the three and nine months ended September 30, 2022 (2021 - R$ 2,820), mainly represented by leased equipment.

Vitru Limited

Notes to the unaudited interim condensed consolidated financial statements.

September 30, 2022 and 2021.

(In thousands of Brazilian Reais, except as otherwise indicated)

12.	Property and equipment

	IT equipment	Furniture, equipment and facilities	Library books	Vehicles	Lands	Leasehold improvements	Construction in progress	TOTAL
As of December 31, 2021
Net book value	15,446	32,518	2,976	—	—	54,719	1,180	106,839
Cost	33,650	61,177	20,994	—	—	76,494	1,180	193,495
Accumulated depreciation	(18,204)	(28,659)	(18,018)	—	—	(21,775)	—	(86,656)

Purchases	5,730	6,031	83	965	—	4,379	5,943	23,131
Transfers	—	907	—	—	—	8,029	(8,936)	—
Disposals	(2,246)	—	—	—	—	—	—	(2,246)
Business combinations	15,420	43,204	2,570	1,416	4,566	2,409	8,539	78,124
Depreciation	(4,236)	(5,529)	(1,109)	(1,137)	—	(5,872)	—	(17,883)
As of September 30, 2022
Net book value	30,114	77,131	4,520	1,244	4,566	63,664	6,726	187,965
Cost	85,477	150,665	37,562	5,556	4,566	91,713	6,726	382,265
Accumulated depreciation	(55,363)	(73,534)	(33,042)	(4,312)	—	(28,049)	—	(194,300)

13.	Intangible assets

	Software	Internal project development	Trademarks	Operation licenses for distance learning	Licenses to operate medical courses	Non-compete agreements	Customer relationship	Teaching/ learning material - TLM	Goodwill	TOTAL
As of December 31, 2021
Net book value	20,744	44,887	53,985	245,721	—	—	—	—	304,815	670,152
Cost	66,664	65,216	85,163	245,721	—	10,826	100,695	7,344	372,268	953,897
Accumulated amortization and impairment	(45,920)	(20,329)	(31,178)	—	—	(10,826)	(100,695)	(7,344)	(67,453)	(283,745)
										—
Purchase and capitalization	6,072	21,835	—	—	—	—	—	—	—	27,907
Business combinations	39,462	—	352,192	1,212,488	55,454	272,416	294,525	26,584	1,626,703	3,879,824
Amortization	(8,861)	(8,898)	(7,841)	—	—	(13,023)	(19,698)	(3,200)	—	(61,521)
As of September 30, 2022
Net book value	57,417	57,824	398,336	1,458,209	55,454	259,393	274,827	23,384	1,931,518	4,516,362
Cost	134,607	87,051	437,390	1,458,209	55,454	283,242	395,220	33,928	1,998,971	4,884,072
Accumulated amortization and impairment	(77,190)	(29,227)	(39,054)	—	—	(23,849)	(120,393)	(10,544)	(67,453)	(367,710)

Vitru Limited

Notes to the unaudited interim condensed consolidated financial statements.

September 30, 2022 and 2021.

(In thousands of Brazilian Reais, except as otherwise indicated)

14.	Loans and financing

On May 19, 2022, the company issued through its subsidiary Vitru Brasil, two series of debentures, the first series containing 500 bonds maturing between November 2023 and May 2024, and the second series containing 1,450 bonds maturing between May 2025 and May 2027. The nominal value of each bond of both series is R$ 1,000.00.

a) Breakdown

			September 30,	December 31,
Type	Interest rate	Maturity	2022	2021
Debentures	CDI +2.9% and CDI +3.2% p.a	Nov/23 to May/27	2,007,740	-

Current			97,035	-
Non-current			1,910,705	-

b) Variation

Loans and
financing
As of December 31, 2021	-
Proceeds from issuance of debentures	1,950,000
Costs related to issuance of debentures	(44,149)
Business combinations	12
Accrued interest	101,877
As of September 30, 2022	2,007,740

c) Maturity

Loans and
financing
Maturity
2022	97,035
2023	160,368
2024	257,403
2025	597,174
2026	597,174
2027	298,586
As of September 30, 2022	2,007,740

15.	Labor and social obligations

	September 30,	December 31,
	2022	2021
Salaries payable	25,120	4,172
Social charges payable (i)	11,823	7,562
Accrued vacation	52,171	4,443
Accrual for bonus	7,831	8,683
Other	672	155
Total	97,617	25,015

(i) Comprised of contributions to Social Security (“INSS”) and to Government Severance Indemnity Fund for Employees (“FGTS”) as well as withholding income tax (“IRRF”) over salaries.

Vitru Limited

Notes to the unaudited interim condensed consolidated financial statements.

September 30, 2022 and 2021.

(In thousands of Brazilian Reais, except as otherwise indicated)

16.	Accounts payable from acquisition of subsidiaries

2022
At the beginning of the year	149,765
Proceeds from acquisition of subsidiaries	677,428
Accrued Interest	26,715
Payment of principal	(124,419)
As of September 30	729,489

Current	155,297
Non-current	574,192

On February 28, 2016, the Company completed the acquisition of 100% of Uniasselvi and the amount of R$ 400,000 was paid on the act, R$ 119,159 was paid in December 2018, R$ 112,301 was paid in December 2019, R$ 128,162 was paid in December 2020 and R$ 142,401 was paid in December 2021. The remaining amounts are payable in one last installment, payable on December 31, 2022 and adjusted by the IPCA inflation rate.

On August 31, 2017, the Company completed the acquisition of 100% of FAC and FAIR and the amounts of R$ 10,511 was paid in December 2018, R$ 10,837 was paid in December 2019, R$ 11,327 was paid in December 2020 and R$ 12,543 was paid in December 2021. The remaining amounts are payable in one last installment, payable on December 31, 2022 and adjusted by the IPCA inflation rate.

On January 19, 2021, the company settled the accounts payable from the acquisition that was under discussion with its creditors regarding the installment due in December 2019. The amount settled was R$ 10,557.

On May 20, 2022, the company completed the acquisition of 100% Unicesumar and the amount paid in cash was R$ 2,162,500, The amount of 525,681 will be paid in one last installment, payable on May 20, 2024, and adjusted by the IPCA inflation rate in the first year and CDI + 3% in the second year.

17.	Contingencies

a)   Provision for contingencies

The provisions related to labor and civil proceedings whose likelihood of loss is assessed as probable are as follows:

Liabilities	Civil	Labor	Total
As of December 31, 2021	2,834	12,038	14,872
Additions	1,554	4,832	6,386
Business combinations	549	11,961	12,510
Accrued interest	2	25	27
Payments	(60)	(846)	(906)
Reversals	(1,480)	(3,328)	(4,808)
As of September 30, 2022	3,399	24,682	28,081

b)	Possible losses, not provided for in the balance sheet

No provision has been recorded for proceedings classified as possible losses, based on the opinion of the Company's legal counsel. The breakdown of existing contingencies as of September 30, 2022 and December 31, 2021 as follows:

	September 30,	December 31,
	2022	2021
Civil	24,237	13,746
Labor	29,878	24,645
Tax	33,965	33,025
Total	88,080	71,416

18.	Equity

a)	Authorized capital

The Company is authorized to increase capital up to the limit of 1 billion shares, subject to approval of the company management.

Vitru Limited

Notes to the unaudited interim condensed consolidated financial statements.

September 30, 2022 and 2021.

(In thousands of Brazilian Reais, except as otherwise indicated)

b)	Share capital

On 2021 the company issued 271,271 new shares regarding the realization of SOP options. From the total issued shares, 239,887 shares were not paid at the issue time and must be settled in 2022.

As of September 30, 2022, the Company’s share capital is represented by 28,857,706 common shares of par value of US$ 0.00005 each. The Company has issued only common shares, entitled to one vote per share.

c)	Capital reserve

Additional paid-in capital

The additional paid-in capital refers to the difference between the purchase price that the shareholders pay for the shares and their par value. Under Cayman Law, the amount in this type of account may be applied by the Company to pay distributions or dividends to members, pay up unissued shares to be issued as fully paid, for redemptions and repurchases of own shares, for writing off preliminary expenses, recognized expenses, commissions or for other reasons. All distributions are subject to the Cayman Solvency Test which addresses the Company’s ability to pay debts as they fall due in the ordinary course of business.

Share based compensation

The capital reserve is represented by reserve for share-based compensation programs classified as equity-settled.

The share-based payments reserve is used to recognize:

•	the grant date fair value of options issued to employees but not exercised.
•	the grant date fair value of shares issued to employees upon exercise of options.

d)	Dividends

The Company currently intends to retain all available funds and any future earnings, if any, to fund the development and expansion of the business and did not pay any cash dividends in the nine months ended September 30, 2022, and do not anticipate paying any in the foreseeable future.

19.	Earnings per share
19.1.	Basic

Basic earnings per share is calculated by dividing the net income attributable to the holders of Company’s common shares by the weighted average number of common shares held by stockholders during the year.

The following table contains the earnings (loss) per share of the Company for three and nine months ended September 30, 2022 and 2021 (in thousands except per share amounts):

	Three Months Ended September 30,		Nine Months Ended September 30,
Basic earnings per share	2022	2021	2022	2021
Net income attributable to the shareholders of the Company	35,806	3,006	80,603	40,255
Weighted average number of outstanding common shares (thousands)	28,612	23,107	25,769	23,078
Basic earnings per common share (R$)	1.25	0.13	3.13	1.74

19.2.	Diluted

As of September 30, 2022, the Company had outstanding and unexercised options to purchase 2,152 thousand (2021 –1,571 thousand) common shares which are included in diluted earnings per share calculation.

	Three Months Ended September 30,		Nine Months Ended September 30,
Diluted earnings per share	2022	2021	2022	2021
Net income attributable to the shareholders of the Company	35,806	3,006	80,603	40,255
Weighted average number of outstanding common shares (thousands)	31,615	24,648	27,921	24,649
Diluted earnings per common share (R$)	1.13	0.12	2.89	1.63

Vitru Limited

Notes to the unaudited interim condensed consolidated financial statements.

September 30, 2022 and 2021.

(In thousands of Brazilian Reais, except as otherwise indicated)

20.	Shared-based compensation

The Group offers to its managers and executives two Share Option Plans with general conditions for the granting of share options issued by the Company to the participants appointed by the Board of Directors who, at its discretion, fulfill the conditions for participation, thereby aligning the interests of the participants to the interests of its stockholders, so as to maximize the Group's results and increase the economic value of its shares, thus generating benefits for the participants and other stockholders. It also provides participants with a long-term incentive, increasing their motivation and enabling the Group to retain quality human capital.

Participants from both plans have the right to turn all vested options into shares upon payment in cash, paying the Option Exercise Price as defined in the respective program that each participant is associated. The difference between the stipulated price in the program and the fair value of the share at the measurement date is recorded as equity.

Participants from the first plan shall have the right to require the Company to acquire all shares under its ownership to be held in treasury or for cancellation, upon payment, in cash, of the Put Option Exercise Price, for a given period as from the last Vesting Date, provided that no exit event has occurred up to the end of said period.

When all conditions applicable to the buyback of shares provided for in applicable laws and/or regulations are met, the Company shall pay the Participant the price equivalent to a certain amount of multiples of the Company's EBITDA minus the Net Debt, as set forth in each grant program, recorded as a liability.

The expense recognized for employee services received during the period is as follows:

	Nine Months Ended September 30,
Expense arising from share-based payment transactions	2022	2021
Cash-settled - first plan	(23,274)	8,455
Equity-settled - first plan	17,681	-
Equity-settled - second plan	3,850	6,410
Total	(1,743)	14,865

The fair value of cash-settled transactions was calculated based on discounted cash flows. They are classified as level 3 fair values in the fair value hierarchy due to the inclusion of unobservable inputs.

Vitru Limited

Notes to the unaudited interim condensed consolidated financial statements.

September 30, 2022 and 2021.

(In thousands of Brazilian Reais, except as otherwise indicated)

21.	Related parties

The Company has related parties relations with the following relationships and companies. All the presented companies are an indirect related party.

	Balance sheet		Profit or loss
	September 30,	December 31,	Nine Months Ended September 30,
	2022	2021	2022	2021
Joint operations
CESUTEC - Centro De Ensino Sistematizado e Tecnologia da Educacao			(137)	-
WM Administracao e Participacoes Ltda			(188)	-
PL Administracao e Participacoes Ltda			(125)	-
Net revenue			(450)	-

Leases
SOEDMAR - Sociedade Educacional De Maringa Ltda.
Right-of-use assets	161,977	-
Depreciation expense			(2,955)	-
Lease liabilities	165,629	-
Interest on lease			(7,084)	-
WM Administracao e Participacoes Ltda
Right-of-use assets	2,890
Depreciation expense			(113)
Lease liabilities	3,015
Interest on lease			(131)

Insurance
Austral Seguradora S/A
Prepaid expenses	2	152
General and administrative expenses			(150)	(228)

Short-term investments
FI Vinci Renda Fixa Credito Privado
Financial income			-	228

Donations
ICETI - Instituto Cesumar de Ciência, Tecnologia e Inovação
Other income (expenses), net			(957)	-

Legal services
Kloch Advocacia
General and administrative expenses			(54)	(162)

22.	Revenue

	Three Months Ended September 30,		Nine Months Ended September 30,
	2022	2021	2022	2021
Gross amount from services provided	512,857	192,212	1,138,703	590,209
(-) Cancellation	(5,511)	(3,329)	(13,648)	(8,103)
(-) Discounts	(33,658)	(9,675)	(68,287)	(21,828)
(-) ProUni scholarships (i)	(59,585)	(26,556)	(141,180)	(80,159)
(-) Taxes and contributions on revenue	(13,276)	(4,593)	(28,955)	(14,914)
Net revenue	400,827	148,059	886,633	465,205

Timing of revenue recognition
Transferred over time	397,623	147,646	872,911	458,053
Transferred at a point in time (ii)	3,204	413	13,722	7,152
Net revenue	400,827	148,059	886,633	465,205

(i) Scholarships granted by the federal government to students under the ProUni program are based on a fixed percentage approved by the government upon each student’s request and deducted from tuition gross amount from services provided during the entire duration of

Vitru Limited

Notes to the unaudited interim condensed consolidated financial statements.

September 30, 2022 and 2021.

(In thousands of Brazilian Reais, except as otherwise indicated)

such student's undergraduate studies (regardless of the tuition fee set out in the service contract) and as long as the student continues to comply with the scholarship requirements imposed by the government for each semester during the undergraduate course. The Group recognizes the economic benefits from the ProUni scholarships as tax deductions, as applicable, following the policies described in Note 7.

(ii) Revenue recognized at a point in time relates to revenue from student fees and certain education-related activities.

The Company`s revenues from contracts with customers are all provided in Brazil.

In three and nine months ended September 30, 2022, the amounts billed to students for the portion to be transferred to the hub partner, in respect to the joint operations, are R$ 102,862 and R$ 235,135 (2021 – R$ 42,463 and R$ 131,295) respectively. As of September 30, 2022, the balance payable to the hub partners is R$ 32,564 (December 31, 2021 - R$ 12,989).

23.	Costs and expenses by nature

	Three Months Ended September 30,		Nine Months Ended September 30,
	2022	2021	2022	2021
Payroll (i)	133,173	62,125	290,859	170,751
Sales and marketing	45,498	20,108	119,753	73,763
Depreciation and amortization (ii)	51,900	14,190	98,007	39,714
Consulting and advisory services	8,617	5,817	45,735	15,101
Material	11,675	4,933	23,905	12,059
Maintenance	9,676	3,641	22,074	8,582
Utilities, cleaning and security	3,970	1,668	9,613	4,632
Other expenses	12,216	3,423	24,340	9,206
Total	276,725	115,905	634,286	333,808

Costs of services	168,859	67,777	351,909	180,340
General and administrative expenses	38,262	24,038	122,975	66,083
Selling expenses	69,604	24,090	159,402	87,385
Total	276,725	115,905	634,286	333,808

(i) Payroll expenses include for three and nine months ended September 30, 2022 was R$ 292,602 (2021 – R$ 155,886) related to salaries, bonuses, short-term benefits, related social charges and other employee related expenses, and R$ (1,743) (2021 – R$ 14,865) related to share-based compensation.

	Three Months Ended September 30,		Nine Months Ended September 30,
(ii) Depreciation and amortization	2022	2021	2022	2021
Costs of services	20,970	11,566	51,191	31,728
General and administrative expenses	17,009	2,623	26,768	7,983
Selling expenses	13,921	1	20,048	3
Total	51,900	14,190	98,007	39,714

24.	Other income (expenses), net

	Three Months Ended September 30,		Nine Months Ended September 30,
	2022	2021	2022	2021
Deductible donations	(775)	(75)	(1,217)	(225)
Contractual indemnities	(184)	(96)	(208)	(100)
Modification of lease contracts	297	137	554	337
Other revenues	1,755	128	3,220	541
Other expenses	(3,898)	(94)	(4,176)	(127)
Total	(2,805)	-	(1,827)	426

Vitru Limited

Notes to the unaudited interim condensed consolidated financial statements.

September 30, 2022 and 2021.

(In thousands of Brazilian Reais, except as otherwise indicated)

25.	Financial results

	Three Months Ended September 30,		Nine Months Ended September 30,
	2022	2021	2022	2021
Financial income
Interest on tuition fees paid in arrears	9,351	5,802	19,997	14,605
Financial investment yield	9,028	7,702	23,974	14,970
Foreign exchange gain	1,173	1,368	4,895	2,894
Other	22	47	186	272
Total	19,574	14,919	49,052	32,741

Financial expenses
Interest on accounts payable from acquisition of subsidiaries	(7,449)	(10,047)	(26,715)	(25,378)
Interest on lease	(9,123)	(4,053)	(19,391)	(11,981)
Interest on loans and financing	(68,506)	(3,308)	(101,877)	(7,990)
Foreign exchange loss	(812)	(112)	(4,586)	(1,463)
Other	(4,943)	(1,834)	(15,004)	(3,859)
Total	(90,833)	(19,354)	(167,573)	(50,671)

Financial results	(71,259)	(4,435)	(118,521)	(17,930)

26.	Other disclosures on cash flows

Non-cash transactions

In the nine months ended September 30, 2022:

●	The amount of R$ 19,610 (2021 - R$ 14,417) regarding additions (new contracts and re-measurement by index) on right-of-use assets, was also added in the lease liabilities line item.
●	The amount of R$ 1,469 (2021 – R$ 2,071) regarding provision for contingencies of responsibility of the sellers of subsidiaries acquired in prior years, was reversed to the indemnification assets line item in non-current assets.

27.	Subsequent events

On October 24, 2022, the Company announced that the General Superintendence of CADE (Administrative Council for Economic Defense – Brazilian antitrust authority) has approved, without any restrictions, the investment agreement entered into by the Company with Crescera Growth Capital Master V Fundo de Investimento em Participações Multiestratégia and Crescera Growth Capital V Coinvestimento III Fundo de Investimento em Participações Multiestratégia (“Crescera” and “Investment Agreement”, respectively) on September 27, 2022. The announced CADE's decision will only become final after a period of 15 days from its publication in the Official Gazette of the Union, which occurred today, without any appeals or recall by the CADE Court, under the terms of the applicable legislation.

Also on October 24, 2022, the Company announced that it has commenced a rights offering to the holders of common shares on the Record Date (defined below) to subscribe for new common shares (the “Rights Offering”). Pursuant to the Rights Offering, Vitru is distributing nontransferable subscription rights to each holder of its common shares as of 5:00 p.m., Eastern Time, on October 21, 2022 (the “Record Date”). The subscription rights may be exercised at any time during the subscription period, which commences on October 24, 2022, and ends at 5:00 p.m., Eastern Time, on November 17, 2022 (the “Expiration Date”).

Vitru Limited

Notes to the unaudited interim condensed consolidated financial statements.

September 30, 2022 and 2021.

(In thousands of Brazilian Reais, except as otherwise indicated)

The subscription rights will expire and will have no value if they are not exercised by the Expiration Date. One subscription right is being distributed for each six common shares held as of the Record Date, with each subscription right exercisable for one common share at an exercise price of U.S.$16.02 per full common share. Vitru will not issue any fractional shares upon exercise of any subscription rights in the Rights Offering, and shareholders must exercise subscription rights which would result in the issuance of at least one whole common share to participate in the Rights Offering. For example, if you owned 1,000 of our common shares on the Record Date, you would be granted subscription rights to purchase an aggregate of 166 of our common shares (rounded down to the nearest whole Common Share, with the total subscription payment being adjusted accordingly) at the subscription price per share. An aggregate of up to 4,818,123 common shares are issuable pursuant to the Rights Offering.

On November 8, 2022, as announced by the Company, CADE's decision became final after a period of 15 days from the date of the publication of the decision, without any restrictions, pursuant to the applicable Brazilian legislation.

On November 10, 2022, pursuant to the Investment Agreement, Crescera has subscribed for 3,636,363 new common shares issued by Vitru (which, upon issuance, amount to approximately 10.5%% of Vitru’s outstanding common shares) for a total consideration of US$ 58.3 million, equivalent to R$ 300 million based on the applicable exchange rate pursuant to the Investment Agreement, or approximately US$16.02 per common share.

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